UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)      ☒

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

(Exact name of trustee as specified in its charter)

(Jurisdiction of incorporation or organization if not a U.S. national bank)	95-3571558 (I.R.S. Employer Identification Number)

400 Hope Street Suite 500 Los Angeles, California (Address of principal executive offices)	90071 (Zip code)

John C. Hitt, Jr.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois  60603
(312) 845-3000

(Agent for Service)

HARLEY-DAVIDSON MOTORCYCLE TRUST 2020-A

(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	38-7138835 (I.R.S. employer identification no.)

c/o Wilmington Trust Company 1100 North Market Street Wilmington, DE (Address of principal executive offices)	19890-1605 (Zip code)

Motorcycle Contract Backed Notes of
Harley-Davidson Motorcycle Trust 2020-A

(Title of the indenture securities)

Item 1.                                 General Information.  Furnish the following information as to the Trustee:

(a)                                 Name and address of each examining or supervising authority to which it is subject.

NAME	ADDRESS
Comptroller of the Currency United States Department of the Treasury	400 7th Street SW, Washington, D.C. 20219
Federal Reserve Bank	101 Market Street, San Francisco, California 94105
Federal Deposit Insurance Corporation	550 17th Street, N.W. Washington, D.C. 20429

(b)                                 Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.                                 Affiliations with the obligor.  If the obligor is an affiliate of the Trustee, describe each such affiliation.

None.

Item 16.                          List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).

1.                                      A copy of the Articles of Association of The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948); a copy of the First Amendment to the Articles of Association of The Bank of New York Mellon Trust Company.

2.                                      A copy of certificate of authority of the Trustee to commence business.  (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.                                      A copy of the authorization of the Trustee to exercise corporate trust powers.  (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-121948).

4.                                      A copy of the Amended and Restated By-laws of the Trustee.  (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-121948).

5.                                      Not applicable.

6.                                      The consent of the Trustee required by Section 321(b) of the Act.  (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-121948).

7.                                      A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

8.                                      Not applicable.

9.                                      Not applicable.

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SIGNATURE

Pursuant to the requirements of the Act, the Trustee, The Bank of New York Mellon Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, and State of Illinois, on the 10th day of January, 2020.

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

By:	/s/ Linda Wirfel
	Name:	Linda Wirfel
	Title:	Vice President

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EXHIBIT 7

Consolidated Report of Condition of

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

of 400 South Hope Street, Suite 500, Los Angeles, CA 90071

At the close of business September 30, 2019, published in accordance with Federal regulatory authority instructions.

Dollar amounts in thousands
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	5,960,000
Interest-bearing balances	91,499,000
Securities:
Held-to-maturity securities	33,769,000
Available-for-sale securities	86,659,000
Equity securities with readily determinable fair values not held for trading	48,000
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	0
Securities purchased under agreements to Resell	30,340,000
Loans and lease financing receivables:
Loans and leases held for sale	0
Loans and leases held for investment	25,722,000
LESS: Allowance for loan and lease losses	101,000
Loans and leases held for investment, net of allowance	25,621,000
Trading assets	4,410,000
Premises and fixed assets (including capitalized leases)	2,653,000
Other real estate owned	2,000
Investments in unconsolidated subsidiaries and associated companies	1,764,000
Direct and indirect investments in real estate ventures	0
Intangible assets:	6,997,000
Other assets	14,374,000
Total assets	304,096,000

LIABILITIES
Deposits:
In domestic offices	143,571,000
Noninterest-bearing	53,707,000
Interest-bearing	89,864,000
In foreign offices, Edge and Agreement subsidiaries, and IBFs	111,933,000
Noninterest-bearing	3,725,000
Interest-bearing	108,208,000
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	3,578,000
Securities sold under agreements to repurchase	1,375,000
Trading liabilities	2,627,000
Other borrowed money: (includes mortgage indebtedness and obligations under capitalized leases)	7,503,000
Not applicable
Not applicable
Subordinated notes and debentures	0
Other liabilities	7,506,000
Total liabilities	278,093,000
EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	1,135,000
Surplus (exclude all surplus related to preferred stock)	11,107,000
Retained earnings	15,167,000
Accumulated other comprehensive income	-1,406,000
Other equity capital components	0
Total bank equity capital	26,003,000
Noncontrolling (minority) interests in consolidated subsidiaries	0
Total equity capital	26,003,000
Total liabilities and equity capital	304,096,000

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I, Michael Santomassimo, Chief Financial Officer of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

Michael Santomassimo
Chief Financial Officer

We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

Thomas P. Gibbons
Samuel C. Scott
Joseph J. Echevarria	Directors

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